Rogers Wireless Reports Strong Fourth Quarter 2003 Results

Quarterly Network Revenue Grows 17% and Operating Profit Increases 36% on Record
Postpaid Subscriber Net Additions, Increasing ARPU and Lower Postpaid Churn

TORONTO (February 4, 2004) - Rogers Wireless Communications Inc. (“Rogers Wireless”, “Wireless” or “the Company”) today announced its financial and operating results for the fourth quarter and twelve months ended December 31, 2003.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended December 31,	2003	2002	% Change

Operating revenue	624,684	525,652	18.8
Operating profit (1)	164,087	120,398	36.3
Net income (loss)	1,351	(38,867)	—
Earnings (loss) per share	0.01	(0.27)	—
Property, plant and equipment expenditures	119,068	188,305	(36.8)

Twelve Months Ended December 31,	2003	2002	% Change

Operating revenue	2,282,203	1,965,927	16.1
Operating profit (1)	716,236	516,681	38.6
Net income (loss)	137,841	(90,705)	—
Earnings (loss) per share	0.97	(0.64)	—
Property, plant and equipment expenditures	411,933	564,552	(27.0)

(1)	Operating profit is defined herein as operating income after management fees paid to Rogers Communications Inc. (“RCI”) and before depreciation, amortization, interest, income taxes and non-operating items and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

Highlights of the fourth quarter of 2003 included the following:

•	Network revenue, which excludes equipment sales, increased 17.1% and operating profit increased 36.3% compared to the fourth quarter of 2002. Operating profit margin, based on network revenue, rose by 420 basis points year-over-year to 30.3%.

•	Growth in quarterly operating profit, combined with reduced spending on property, plant and equipment (“PP&E”) and lower interest costs, resulted in a $115.7 million year-over-year improvement in quarterly operating profit cash flow deficit (defined as operating profit less PP&E expenditures and interest expense).

•	Average monthly revenue per postpaid voice and data subscriber (“ARPU”) of $57.77 increased from the fourth quarter of 2002 by $1.35, or 2.4%, reflecting the continued activation and retention of higher valued customers, increased penetration of enhanced services and the continued growth of wireless data and roaming revenues.

•	Quarterly postpaid voice and data subscriber net additions of 166,200 were higher by 30.4% compared to the 127,500 net additions in the fourth quarter of 2002, reflecting both higher levels of gross activations and reduced churn levels. Average monthly postpaid churn for the fourth quarter declined to 1.99% from 2.09% in the fourth quarter of the previous year.

•	Sales and marketing cost per gross addition increased 4.5% year-over-year, reflecting a combination of the impact of a greater mix of postpaid gross additions in the fourth quarter of 2003 and slightly higher variable costs per postpaid gross addition related to competitive offers in the market.

•	Revenues from wireless data services, which grew 129.8% year-over-year to $21.6 million from $9.4 million in the fourth quarter of the prior year, represented approximately 4.0% of network revenue compared to 2.0% in the fourth quarter of 2002.

•	More than two-thirds of the wireless handsets and devices sold during the quarter were equipped with colour screens, reflecting Rogers Wireless’ ability to offer the latest handsets to its customers, including the largest selection of colour devices in the Canadian market.

•	The Company began trials of EDGE (Enhanced Data Rates for GSM Evolution) technology in the Vancouver market during the quarter. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds available on the Rogers Wireless GSM/GPRS network.

•	Early in 2004, the Company will begin transitioning its branding to Rogers Wireless from Rogers AT&T Wireless, bringing greater clarity to the Rogers brand in Canada. As a result, the Company recorded a non-cash charge during the fourth quarter of 2003 of approximately $20.0 million to reflect the accelerated amortization to nil of the associated brand licence costs.

•	The Company recorded net income of $1.4 million in the quarter compared to a loss of $38.9 million in the fourth quarter of 2002. The primary drivers of the increase were a $18.7 million increase in operating income combined with the recognition of $24.4 million of additional foreign exchange gains primarily resulting from the translation of the unhedged portion of U.S. dollar-denominated long-term debt as the Canadian dollar strengthened against the U.S. dollar.

“These strong results represent record fourth quarter revenue and operating profit levels, and our strongest quarterly postpaid net additions ever”, said Nadir Mohamed, President and CEO of Rogers Wireless Communications Inc. “We enter 2004 with strong momentum and remain focused on our objective of profitable growth-”.

Consolidated Results of Operations for the Fourth Quarter Ended December 31, 2003
Wireless Subscriber Results
Operating Expenses
Reconciliation to Net Income (Loss)
Depreciation and Amortization
Interest on Long-Term Debt
Foreign Exchange
Income Taxes
Net Income (Loss)
Property, Plant and Equipment Expenditures
Liquidity and Capital Resources
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Balance Sheets
Consolidated Statements of Deficit
Supplemental Information
Cautionary Statement Regarding Forward Looking Information
Audited Consolidated 2003 Financial Statements
About the Company
For Further Information (Investors and Analysts)
For Further Information (Media)
Quarterly Investment Community Conference Call
EXHIBIT 99.1

Consolidated Results of Operations for the Fourth Quarter Ended December 31, 2003

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	507.1	432.1	75.0	17.4	1,921.0	1,632.8	288.2	17.7
Prepaid	27.2	21.2	6.0	28.3	91.2	91.2	—	—
One-way messaging	6.4	8.3	(1.9)	(22.9)	27.6	35.2	(7.6)	(21.6)

Network revenue	540.7	461.6	79.1	17.1	2,039.8	1,759.2	280.6	16.0
Equipment revenue	84.0	64.1	19.9	31.0	242.4	206.7	35.7	17.3

Operating revenue	624.7	525.7	99.0	18.8	2,282.2	1,965.9	316.3	16.1

Operating profit (2)	164.1	120.4	43.7	36.3	716.2	516.7	199.5	38.6
Operating profit margin - based on network revenue	30.3%	26.1%	4.2%		35.1%	29.4%	5.7%
Operating profit cash flow (deficit) (3)	(1.6)	(117.3)	115.7		110.8	(243.1)	353.9

(1)	The previous periods’ presentation of revenue categories has been reclassified to conform to the current presentation.

(2)	Operating profit is defined as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes and non-operating items.

(3)	Operating profit less interest expense and PP&E expenditures.

The 17.1% increase in network revenue was driven by an 11.2% increase in the total number of wireless voice and data subscribers versus the fourth quarter of 2002, combined with a 6.2% increase in blended ARPU. The year-over-year ARPU increase, a trend that has continued for the last five consecutive quarters, is attributable to improved customer mix, increased penetration of enhanced voice services, the growth of wireless data usage and the general stability of industry pricing. The Company also continues to experience growth in inbound and outbound customer roaming revenues. The growth in roaming revenues is largely a result of the deployment by the Company of its national GSM/GPRS network platform in early 2002, which has provided for seamless roaming to the Company’s subscribers who travel internationally, as well as the increased ability to capture roaming revenues from international visitors to Canada.

The 36.3% year-over-year increase in quarterly operating profit was a result of the 18.8% operating revenue growth, partially offset by an increase of 13.6% in total operating expenses, including sales and marketing costs and cost of equipment sales, and reflects the Company’s success in scaling the business by leveraging existing operating costs as revenue grows.

Wireless Subscriber Results

	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	338.4	286.2	52.2	18.2	1,021.5	910.7	110.8	12.2
Net additions	166.2	127.5	38.7	30.4	400.2	335.4	64.8	19.3
Total subscribers					3,029.6	2,629.3	400.3	15.2
ARPU ($)	57.77	56.42	1.35	2.4	57.55	55.95	1.60	2.9
Average monthly usage (minutes)	365	340	25	7.4	361	324	37	11.4
Churn (%)	1.99	2.09	(0.10)	(4.8)	1.88	1.98	(0.10)	(5.1)
Prepaid
Gross additions	67.4	79.2	(11.8)	(14.9)	257.4	243.3	14.1	5.8
Net additions (losses)	6.4	23.7	(17.3)	(73.0)	2.0	44.2	(42.2)	(95.5)
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers (2)					759.8	778.7	(18.9)	(2.4)
ARPU ($)(3)	12.11	9.32	2.79	29.9	10.08	10.17	(0.09)	(0.9)
Churn (%)	2.73	2.46	0.27	11.0	2.82	2.23	0.59	26.5
Total - Postpaid and Prepaid
Gross additions	405.8	365.4	40.4	11.1	1,278.9	1,154.0	124.9	10.8
Net additions	172.6	151.2	21.4	14.2	402.2	379.6	22.6	6.0
Adjustment to subscriber base (2)					(20.9)	—	(20.9)	—
Total subscribers(2)					3,789.4	3,408.0	381.4	11.2
ARPU (blended) ($)(3)	48.46	45.62	2.84	6.2	47.42	45.20	2.22	4.9
One-Way Messaging
Gross additions	9.0	14.4	(5.4)	(37.5)	42.5	61.0	(18.5)	(30.3)
Net additions	(17.2)	(14.3)	(2.9)	20.3	(61.1)	(68.3)	7.2	(10.5)
Total subscribers					241.3	302.3	(61.0)	(20.2)
ARPU ($)	8.54	8.95	(0.41)	(4.6)	8.40	8.79	(0.39)	(4.4)
Churn (%)	3.43	3.07	0.36	11.7	3.13	3.20	(0.07)	(2.2)

(1)	The previous periods’ subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	The Company’s policy is to treat prepaid subscribers with no usage for a six-month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the second quarter of 2003, the Company determined that a number of subscribers, totalling 20,900, who only had non-revenue usage (i.e. calls to customer service) over a period of several months were being included in the prepaid subscriber base. The Company determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. The Company has amended its policy to reflect all prepaid subscribers with no revenue-generating usage in a six-month period as deactivations.

(3)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Postpaid voice and data subscriber additions in the quarter represented 83.4% of total gross additions and 96.3% of total net additions. The Company continued its strategy of targeting higher-value postpaid subscribers in the quarter.

The 2.4% increase in postpaid voice and data ARPU, compared to the fourth quarter of the previous year, reflects the Company’s success in attracting a greater mix of higher-value postpaid customers, increased penetration of enhanced voice services, the impact of wireless data growth, the general stability of industry pricing and the growth in roaming revenues. The 129.8% increase in data revenues in the quarter, from $9.4 million in 2002 to $21.6 million, represents approximately 91.1% of the $1.35 increase in postpaid ARPU. The increase in prepaid ARPU on a year-over-year basis was primarily a result of increased airtime usage in the quarter combined with lower promotional activity resulting in higher revenues per minute.

The continuing trend of improved postpaid voice and data subscriber churn, as reflected in the 1.99% average monthly rate in the fourth quarter, is related to the Company’s enhanced focus on customer retention and an ongoing focus on longer term contracts for new and renewing subscribers. The increase in prepaid subscriber churn to 2.73% in the quarter is generally attributable to aggressive competitive prepaid offers in the market.

One-way messaging (or paging) subscriber churn increased in the fourth quarter to 3.43% from 3.07% in the same period of 2002. With 241,300 paging subscribers, the Company continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Operating Expenses

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except per subscriber statistics)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating expenses:(1)
Cost of equipment sales	83.6	68.5	15.1	22.0	244.5	209.9	34.6	16.5
Sales and marketing costs(2)	172.9	146.6	26.3	17.9	522.7	462.8	59.9	12.9
Operating, general and administrative costs	201.2	187.5	13.7	7.3	787.5	765.5	22.0	2.9
Management fees	2.8	2.8	—	—	11.3	11.0	0.3	2.7

Total operating expenses	460.5	405.4	55.1	13.6	1,566.0	1,449.2	116.8	8.1
Average monthly operating expenses per subscriber before sales and marketing costs (1)	17.33	17.51	(0.18)	(1.0)	17.47	18.42	(0.95)	(5.2)
Sales and marketing costs per gross subscriber addition	416	398	18	4.5	397	384	13	3.4

(1)	The previous periods’ presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating, general and administrative costs.

(2)	Sales and marketing costs exclude margin on equipment sales.

Total operating expenses, including cost of equipment sales, were $460.5 million, up 13.6% from $405.4 million in 2002.

Cost of equipment sales increased $15.1 million, which is directly related to the $19.9 million increase in equipment revenue for the quarter.

The 4.5% year-over-year increase in sales and marketing cost per gross addition reflects a combination of the impact of a greater mix of postpaid gross additions in the fourth quarter of 2003 as compared to the fourth quarter of 2002 and slightly higher variable costs per postpaid gross addition related to competitive offers in the market. Of the 338,400 postpaid wireless voice and data gross additions in the quarter, approximately 93% were on a term contract of 24 months or greater.

Operating, general and administrative expenses increased by $13.7 million or 7.3% in 2003 over 2002. Approximately 79% of this year-over-year increase was attributable to increased spending on retention programs, which include handset upgrades, costs associated with the Company’s customer loyalty and renewal programs and payments to the Company’s distribution for ongoing service of its existing subscribers. Excluding the impact of increased retention costs, general and administrative costs increased by 2.0%, primarily as a result of the 11.2% increase in the subscriber base, offset by lower roaming costs attributable to more favourable roaming arrangements. The Company is continually focused on operating efficiencies and cost reduction programs, which in turn have served to offset the impact of the growth in the subscriber base, allowing the operating profit margin to expand.

Reconciliation to Net Income (Loss)

Taking into account the other income and expense items below operating profit, the Company recorded net income of $1.4 million in the fourth quarter, compared to a loss of $38.9 million in the fourth quarter of 2002. Other income and expense items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Operating profit (1)	164.1	120.4	43.7	36.3	716.2	516.7	199.5	38.6
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	—	—	12.3	(12.3)	(100.0)
Depreciation and amortization	(145.2)	(120.2)	(25.0)	20.8	(518.6)	(457.1)	(61.5)	13.5

Operating income	18.9	0.2	18.7	—	197.6	71.9	125.7	—
Interest on long-term debt	(46.6)	(49.4)	2.8	(5.7)	(193.5)	(195.2)	1.7	(0.9)
Foreign exchange gain (loss)	27.5	3.1	24.4	—	135.2	6.4	128.8	—
Gain on repayment of long-term debt	—	8.2	(8.2)	(100.0)	—	31.0	(31.0)	(100.0)
Investment and other income	0.1	0.1	0.0	—	0.9	0.5	0.4	80.0
Income taxes	1.5	(1.1)	2.6	—	(2.4)	(5.3)	2.9	(54.7)

Net income (loss)	1.4	(38.9)	40.3	—	137.8	(90.7)	228.5	—

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-operating items.

Depreciation and Amortization

The year-over-year increase in depreciation and amortization expense for the fourth quarter was primarily due to PP&E expenditure levels in prior years and the resulting higher asset levels and depreciation relating to the GSM/GPRS network overlay.

During 2003, the Company announced that it would terminate its AT&T brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company accelerated the amortization of the brand licence to reduce the carrying value to nil.

Interest on long-term debt

The reduction in interest expense in the fourth quarter of 2003, compared to the same period in 2002, is attributable to reduced debt levels in 2003. Long-term debt has declined to $2.210 billion at December 31, 2003, from $2.360 billion at December 31, 2002. The reduction in debt is directly related to the continuing strengthening of the Canadian dollar and the related foreign exchange translation impact on the unhedged portion of the US dollar-denominated long-term debt.

Foreign Exchange

In the fourth quarter of 2003, the Canadian dollar continued to strengthen in value against the U.S. dollar, giving rise to a $27.5 million foreign exchange gain, related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

Income Taxes

Income taxes in the fourth quarter consisted of a current income tax expense related to recoveries of the Federal Large Corporations tax, offset by the current years expense.

Net Income (Loss)

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Net income (loss)	1.4	(38.9)	40.3	—	137.8	(90.7)	228.5	—
Earnings (loss) per share - basic and diluted	0.01	(0.27)	0.28	—	0.97	(0.64)	1.61	—

The increase in the quarterly earnings per share over the fourth quarter of the previous year is primarily driven by the growth in operating profit, combined with the recognition of increased foreign exchange gains, offset by the increases in depreciation and amortization expense and the recognition of a gain on the repayment of debt in the fourth quarter of 2002.

Property, Plant and Equipment Expenditures

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2003	2002	Chg	% Chg	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	119.1	188.3	(69.2)	(36.7)	411.9	564.6	(152.7)	(27.0)

The year-over-year decrease in fourth quarter PP&E expenditures was primarily related to a reduction in network related PP&E expenditures to $95.6 million from $150.1 million in the fourth quarter of 2002. Network spending in the fourth quarter of 2003 related mainly to capacity expansion and also included the completion of the deployment of GSM/GPRS network functionality in the 850 megahertz (“MHz”) frequency band. In addition, in the fourth quarter of 2003, the Company spent $18.0 million on information technology compared to $19.3 million in the fourth quarter of 2002. Information technology spending in both years is primarily related to customer service projects. Facilities-related and other PP&E expenditures, which comprised the remainder of PP&E expenditures, decreased $13.4 million year-over-year, primarily attributable to the retrofitting of various retail locations and leasehold improvements.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the fourth quarter increased by $49.2 million to $119.4 million from $70.2 million in the fourth quarter of 2002, primarily reflecting the increase in operating profit. Taking into account the changes in working capital, cash flow from operating activities for the quarter decreased by $11.5 million to $80.4 million from $91.9 million in the fourth quarter in 2002.

In aggregate, other net sources of funds during the fourth quarter totalled approximately $40.7 million. The sources of these funds were: (1) $38.0 million of proceeds received from net advances under the bank credit facility; and (2) $2.7 million received from the issue of shares under the employee share purchase plan and the exercise of employee stock options.

The net funds used during the fourth quarter totalled approximately $119.7 million, comprised of: (1) PP&E expenditures of $119.1 million; and (2) $0.6 million repayments of mortgages and capital leases.

As a result of the above, the Company’s cash and cash equivalents balance increased in the fourth quarter by $1.5 million, which together with the opening deficiency of $5.7 million, resulted in a closing cash deficiency of $4.2 million.

The Company’s available liquidity at December 31, 2003, under its committed bank facility, was approximately $562.0 million.

Rogers Wireless Communications Inc.
Consolidated Statements of Income

	Three Months Ended		Year Ended
	December 31,		December 31,
(In thousands of dollars, except per share amounts)	2003	2002	2003	2002

Operating revenue	$624,684	$525,652	$2,282,203	$1,965,927
Cost of equipment sales	83,602	68,465	244,479	209,948
Sales and marketing costs	172,873	146,583	522,716	462,784
Operating, general and administrative costs	201,288	187,455	787,436	765,508
Management fees	2,834	2,751	11,336	11,006

Operating income before the following:	164,087	120,398	716,236	516,681
Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	(12,331)
Depreciation and amortization	145,174	120,157	518,599	457,133

Operating income	18,913	241	197,637	71,879
Interest expense on long-term debt	46,558	49,647	193,506	195,150

	(27,645)	(49,406)	4,131	(123,271)
Foreign exchange gain	27,462	3,095	135,242	6,410
Gain on repayment of long-term debt	—	8,238	—	30,997
Investment and other income	—	335	861	417

Income (loss) before income taxes	(183)	(37,738)	140,234	(85,447)
Income taxes	(1,534)	1,129	2,393	5,258

Net income (loss) for the period	$1,351	$(38,867)	$137,841	$(90,705)

Earnings (loss) per share - basic and diluted	$0.01	$(0.27)	$0.97	$(0.64)

Rogers Wireless Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended		Year Ended
	December 31,		December 31,
(In thousands of dollars)	2003	2002	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$1,351	$(38,867)	$137,841	$(90,705)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	145,174	120,157	518,599	457,133
Unrealized foreign exchange gain	(27,159)	(2,823)	(134,483)	(5,633)
Gain on repayment of long-term debt	—	(8,238)	—	(30,997)
Change in estimate of sales tax liability	—	—	—	(19,157)

	119,366	70,229	521,957	310,641
Change in non-cash working capital items	(38,941)	21,654	(113,119)	152,267

	80,425	91,883	408,838	462,908
Financing activities:
Issue of long-term debt	178,000	169,000	604,000	427,000
Repayment of long-term debt	(140,559)	(83,198)	(619,989)	(377,093)
Proceeds on termination of cross-currency interest rate exchange agreements	—	31,467	—	64,353
Issue of capital stock	2,716	508	4,783	2,820

	40,157	117,777	(11,206)	117,080
Investing activity:
Additions to property, plant and equipment	(119,068)	(188,305)	(411,933)	(564,552)

Increase (decrease) in cash	1,514	21,355	(14,301)	15,436
Cash (deficiency), beginning of period	(5,747)	(11,287)	10,068	(5,368)

Cash (deficiency), end of period	$(4,233)	$10,068	$(4,233)	$10,068

Supplemental cash flow information:
Interest paid	$96,514	$94,277	$199,627	$195,755
Income taxes paid (recovered)	(38)	1,733	6,239	7,710

Cash (deficiency) is defined as cash and cash equivalents that have an original maturity of less than 90 days, less bank advances.

Rogers Wireless Communications Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$2,299,919	$2,371,133
Spectrum and brand licences	396,824	419,294
Goodwill	7,058	7,058
Cash and cash equivalents	—	10,068
Accounts receivable	325,210	289,907
Deferred charges	38,163	51,145
Other assets	40,169	36,399

	$3,107,343	$3,185,004

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$4,233	$—
Long-term debt	2,209,603	2,360,075
Accounts payable and accrued liabilities	396,652	450,510
Due to affiliated companies	47	4,041
Unearned revenue	34,503	48,075
Deferred gain	19,225	21,847

	2,664,263	2,884,548
Shareholders’ equity	443,080	300,456

	$3,107,343	$3,185,004

Rogers Wireless Communications Inc.
Consolidated Statements of Deficit

	Year	Year
	Ended	Ended
	December 31,	December 31,
(In thousands of dollars)	2003	2002

Deficit, beginning of year	$(1,582,730)	$(1,492,025)
Net income (loss) for the year	137,841	(90,705)

Deficit, end of year	$(1,444,889)	$(1,582,730)

Supplemental Information

Long-Term Debt:

		December 31,	December 31,
(In thousands of dollars)		2003	2002

Bank credit facility	Floating	$138,000	$149,000
Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
Senior Secured Notes, due 2007	8.30%	253,453	309,775
Senior Secured Debentures, due 2008	9-3/8%	430,589	526,275
Senior Secured Notes, due 2011	9-5/8%	633,276	774,004
Senior Secured Debentures, due 2016	9-3/4%	200,193	244,680
Senior Subordinated Notes, due 2007	8.80%	231,443	282,875
Mortgage payable and capital leases	Various	26,185	31,174

		2,073,139	2,477,783
Effect of cross-currency interest rate exchange agreements		136,464	(117,708)

		$2,209,603	$2,360,075

Shareholders’ Equity:

	December 31,	December 31,
(In thousands of dollars)	2003	2002

Capital stock:
Issued and outstanding-
90,468,259 Class A Multiple Voting shares	$962,661	$962,661
51,430,178 Class B Restricted Voting shares (2002 - 51,271,683)	925,308	922,426

	1,887,969	1,885,087
Deduct amounts receivable from employees under the share purchase plan	—	(1,901)

	1,887,969	1,883,186
Deficit	(1,444,889)	(1,582,730)

	$443,080	$300,456

Earnings (Loss) Per Share:

	Three Months Ended		Year Ended
	December 31,		December 31,
(In thousands, except per share amounts)	2003	2002	2003	2002

Numerator:
Net income (loss) for the period - basic and diluted	$1,351	$(38,867)	$137,841	$(90,705)
Denominator:
Weighted average number of shares:
Basic	141,834	141,622	141,773	141,608
Diluted	142,630	141,622	142,033	141,608
Earnings (loss) per share for the period:
Basic	$0.01	$(0.27)	$0.97	$(0.64)
Diluted	0.01	(0.27)	0.97	(0.64)

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Management’s Discussion and Analysis portion of the Company’s most recent Annual Report, filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

Audited Consolidated 2003 Financial Statements

The Company intends to file, with securities regulators in Canada and the U.S., its audited consolidated financial statements and notes thereto for the year ended December 31, 2003 and Management’s Discussion and Analysis in respect of such annual financial statements in the latter portion of February 2004. Notification of such filing will be made by a press release by the Company and such statements will be made available on the Company’s Website or upon request.

About the Company

Rogers Wireless Communications Inc. currently operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast to coast. Rogers AT&T Wireless is a leading Canadian wireless communications service provider, offering a complete range of wireless solutions including digital PCS, cellular, advanced wireless data services, and one and two-way messaging services to a total of more than 4.0 million customers across the country. Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) is 56% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

For Further Information (Investors and Analysts)

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media)

Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced, a live webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 5:00 p.m. ETN on February 4, 2004. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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